FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Fiscal Quarter Ended: September 30, 2002
Commission File Number: 0-29154

IONA Technologies PLC
(Translation of registrant’s name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Part I.	FINANCIAL INFORMATION

Item 1.	Condensed Consolidated Financial Statements:

	(a) Condensed Consolidated Balance Sheets at September 30, 2002 and December 31, 2001	3

	(b) Condensed Consolidated Statements of Operations for the Three and Nine Months Ended September 30, 2002 and 2001	4

	(c) Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2002 and 2001	5

	(d) Notes to Condensed Consolidated Financial Statements	6

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	10

Item 3.	Quantitative and Qualitative Disclosures About Market Risks	26

Part II.	OTHER INFORMATION

Item 2.	Changes in Securities and Use of Proceeds	27

Item 6.	Exhibits and Reports on Form 6-K	27

SIGNATURES		28

Part I. FINANCIAL INFORMATION

Item 1. Condensed Consolidated Financial Statements

IONA Technologies PLC
Condensed Consolidated Balance Sheets
(U.S. dollars in thousands, except share and per share data)

	September 30,	December 31,
	2002	2001(1)
	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$23,039	$28,509
Restricted cash	1,223	1,078
Marketable securities	57,946	24,110
Accounts receivable, net of allowance for doubtful accounts of $1,336 at September 30, 2002 and $1,321 at December 31, 2001	26,199	44,207
Prepaid expenses and other current assets	4,054	4,290

Total current assets	112,461	102,194
Property and equipment, net	15,977	18,789
Other non-current assets, net (Note 7)	31,218	47,948
Investments	50	50
Goodwill and indefinite lived intangible assets, net (Note 8)	276,808	268,717

Total assets	$436,514	$437,698

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,128	$3,429
Accrued payroll and related expenses	7,786	12,134
Other accrued liabilities	22,487	14,017
Deferred revenue	21,417	32,352

Total current liabilities	53,818	61,932
Shareholders’ equity:
Ordinary Shares, €0.0025 par value, 150,000,000 Shares authorized; 32,742,688 and 27,816,711 shares issued and outstanding at September 30, 2002 and December 31, 2001, respectively	91	80
Additional paid-in capital	491,937	427,128
Accumulated deficit	(107,967)	(46,620)
Deferred stock compensation	(1,365)	(4,822)

Total shareholders’ equity	382,696	375,766

Total liabilities and shareholders’ equity	$436,514	$437,698

(1)	The December balance sheet information has been derived from the December 31, 2001 audited consolidated financial statements.

IONA Technologies PLC
Condensed Consolidated Statements of Operations
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended

	September 30,	September 30,	September 30,	September 30,
	2002	2001	2002	2001
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue:
Product revenue	$14,770	$25,371	$53,768	$88,656
Service revenue	11,740	15,672	38,602	46,576

Total revenue	26,510	41,043	92,370	135,232
Cost of revenue:
Cost of product revenue	439	432	1,460	2,576
Cost of service revenue	5,970	8,766	20,801	26,585

Total cost of revenue	6,409	9,198	22,261	29,161

Gross profit	20,101	31,845	70,109	106,071
Operating expenses:
In-process research and development	—	—	—	3,600
Research and development	9,513	10,704	30,506	29,588
Sales and marketing	16,848	21,278	57,736	66,247
General and administrative	3,398	3,533	10,343	11,547
Amortization of other non current assets	3,285	4,544	9,836	10,883
Amortization of goodwill and indefinite lived intangible assets	—	21,590	—	39,848
Restructuring	12,901	—	20,763	5,705
Write-off of assets and related costs	—	—	1,579	—

Total operating expenses	45,945	61,649	130,763	167,418

Loss from operations	(25,844)	(29,804)	(60,654)	(61,347)
Interest income, net	281	485	877	2,334
Net exchange gain (loss)	(190)	24	(565)	(245)
Gain on sale of investment and other income	—	—	—	164

Loss before provision for (benefit of) income taxes	(25,753)	(29,295)	(60,342)	(59,094)
Provision for (benefit of) income taxes	505	29	1,005	(652)

Net loss available to Ordinary Shareholders	$(26,258)	$(29,324)	$(61,347)	$(58,442)

Basic net loss per Ordinary Share and per ADS	$(0.80)	$(1.07)	$(1.94)	$(2.35)

Shares used in computing basic net loss per Ordinary Share and per ADS (in thousands)	32,743	27,329	31,578	24,859

Diluted net loss per Ordinary Share and per ADS	$(0.80)	$(1.07)	$(1.94)	$(2.35)

Shares used in computing diluted net loss per Ordinary Share and per ADS (in thousands)	32,743	27,329	31,578	24,859

Certain amounts in 2001 have been reclassified to conform to the 2002 presentation.

IONA Technologies PLC
Condensed Consolidated Statements of Cash Flows
(U.S. dollars in thousands)

	Nine Months Ended

	September 30,	September 30,
	2002	2001
	(unaudited)	(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(61,347)	$(58,442)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	15,670	53,126
In-process research and development	—	3,600
Write-down of technology costs	—	3,349
Stock compensation	1,069	1,505
Write-off of assets and related costs	1,579	—
Profit on marketable securities	(170)	(1,270)
Profit on sale of investments	—	(164)
Purchase of marketable securities	(114,630)	(195,005)
Sale of marketable securities	80,964	217,726
Changes in operating assets and liabilities:
Additions to restricted cash deposits	(145)	(128)
Accounts receivable	18,008	7,958
Prepaid expenses and other assets	206	569
Accounts payable	(1,301)	4,187
Accrued payroll and related expenses and other accrued liabilities	4,122	(12,086)
Deferred revenue	(10,935)	1,514

Net cash (used in) provided by operating activities	$(66,910)	$26,439

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	$(4,369)	$(4,209)
Purchase of other assets	(180)	(15,500)
Payment for acquisitions	—	(33,713)
Proceeds from sale of investments	—	400

Net cash used in investing activities	$(4,549)	$(53,022)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares, net of issuance costs	$65,989	$6,312

Net cash provided by financing activities	$65,989	$6,312

NET DECREASE IN CASH AND CASH EQUIVALENTS	$(5,470)	$(20,271)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	28,509	37,243

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$23,039	$16,972

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	—	$3
Taxes paid	$815	$2,083

SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INFORMATION:
Shares and options issued in connection with acquisitions	$1,219	$309,018

Certain amounts in 2001 have been reclassified to conform to the 2002 presentation.

IONA Technologies PLC

Notes to Condensed Consolidated Financial Statements

1. Interim Condensed Consolidated Financial Statements

     These interim condensed consolidated financial statements have been prepared by IONA Technologies PLC (“IONA” or the “Company”) pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with United States generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been omitted or condensed. In the opinion of management, all necessary adjustments (consisting of normal recurring accruals) have been made for a fair presentation of financial position, results of operations and cash flows at the date and for the periods presented. The operating results for the quarter ended September 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. See “—Factors Affecting Future Results.” For further information, refer to the consolidated financial statements and footnotes for the year ended December 31, 2001 included in IONA’s Annual Report on Form 20-F under the Securities Exchange Act of 1934.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.

2. Companies Acts, 1963 to 2001

     The financial information relating to IONA Technologies PLC and its subsidiaries included in this document, does not comprise full accounts as referred to in Section 19 of the Companies (Amendment) Act, 1986, copies of which are required by that Act to be annexed to IONA’s annual return. The auditors have made reports without qualification under Section 193 of the Companies Act, 1990 in respect of the financial statements for the year ended December 31, 2001. A copy of the full accounts for the year ended December 31, 2001 have been annexed to the relevant annual return, filed on August 26, 2002, following the annual general meeting of IONA which was held on July 30, 2002.

3. Accounting Pronouncements

     The Financial Accounting Standards Board issued Statement No. 141, “Business Combinations” (“SFAS 141”), and No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) in June 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with these Statements. Other intangible assets will continue to be amortized over their useful economic lives. Effective January 1, 2002, the Company adopted the new rules on accounting for goodwill and other intangible assets. There was no impairment of goodwill and indefinite lived intangible assets upon adoption of SFAS 142. In December 2002, IONA will complete step two of the annual impairment test for goodwill and indefinite lived intangible assets in accordance with SFAS 142. IONA expects to incur an annual impairment loss as a result of this impairment test that could be equivalent to the carrying value of the goodwill and indefinite lived intangible assets.

     The Financial Accounting Standards Board issued Statements No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) in June 2001. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. Application of these new rules had no material impact on the consolidated financial statements of the Company for the nine months ended September 30, 2002.

     The Financial Accounting Standards Board issued Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) in August 2001. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations” for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001. Application of these new rules had no material impact on the consolidated financial statements of the Company for the nine months ended September 30, 2002. IONA will review the carrying value of its long-lived assets in December 2002, as part of step two of the annual impairment test for goodwill and indefinite lived intangible assets and, as a result, may incur an impairment loss.

     The Financial Accounting Standards Board issued Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) in June 2002. SFAS 146 provides guidance on the recognition and measurement of liabilities associated with exit or disposal activities and requires that such liabilities be recognized when incurred. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002 and does not impact the recognition of costs under IONA’s existing restructuring plans. Adoption of this standard is expected to impact the timing of recognition of costs if any future restructuring plans are implemented.

4. Restricted Cash

     IONA has approximately $1.2 million in restricted cash deposits, which relate primarily to annual renewable letter of credit facilities with Citizens Bank for the Waltham, Massachusetts, Santa Clara, California, and New York, New York leased facilities. Should IONA not renew these letter of credit facilities or default on its rental obligations, the identified amounts will be payable to the lessors.

5. Marketable Securities

     Marketable securities consist of commercial paper, corporate bonds and U.S. government agency fixed income securities. Marketable securities are stated at market value, and by policy, IONA invests primarily in high-grade marketable securities. All marketable securities are defined as trading securities under the provisions of Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) and unrealized holding gains and losses are reflected in earnings.

6. Investments

     Investments consist of equity securities and are stated at market value. All investments are defined as available for sale securities under the provisions of SFAS 115, and any unrealized holding gains or losses are reported as a separate component of shareholders’ equity, as accumulated other comprehensive income (loss). There were no unrealized holding gains or losses reported for the nine months ended September 30, 2002.

7. Other Non-Current Assets

     Other non-current assets consist of the following:

	September 30,	December 31,
	2002	2001

	(U.S. dollars in thousands)
Purchased technology	$53,944	$53,764
Assembled workforce	—	8,658
Security deposits	833	803

Total other non-current assets	54,777	63,225
Accumulated amortization	(23,559)	(15,277)

Total other non-current assets, net	$31,218	$47,948

     Upon the adoption of SFAS 142 on January 1, 2002, IONA reclassified the net carrying amount of assembled workforce of $6.8 million from other non-current assets to goodwill and indefinite lived intangible assets.

8. Goodwill, Indefinite Lived Intangible, and Other Non-Current Assets

     Net loss and net loss per share for the three and nine months ended September 30, 2002 and 2001, adjusted to exclude amortization of goodwill and indefinite lived intangible assets, is as follows:

	Three Months Ended		Nine Months Ended

	September 30,	September 30,	September 30,	September 30,
	2002	2001	2002	2001

	(U.S. dollars in thousands,		(U.S. dollars in thousands,
	except per share data)		except per share data)

Reported net loss	$(26,258)	$(29,324)	$(61,347)	$(58,442)
SFAS No. 142 effect — Goodwill and indefinite lived intangible assets	—	21,590	—	39,848

Adjusted net loss	$(26,258)	$(7,734)	$(35,089)	$(18,594)
Reported basic and diluted net loss per Ordinary Share and per ADS	$(0.80)	$(1.07)	$(1.94)	$(2.35)
SFAS No. 142 effect — Goodwill and indefinite lived intangible assets	—	0.79	—	1.60

Adjusted basic and diluted net loss per Ordinary Share and per ADS	$(0.80)	$(0.28)	$(1.94)	$(0.75)

     Identifiable intangible assets comprise goodwill and indefinite lived intangible assets, which are not amortizable, and certain intangible other non-current assets, which are amortizable. Other non-current asset amortization for the three and nine months ended September 30, 2002 was $3.3 million and $9.8 million, respectively. Other non-current asset amortization for the three and nine months ended September 30, 2001 was $4.5 million and $10.9 million, respectively.

Intangible assets are analyzed as follows:

	September 30, 2002			December 31, 2001

	Gross			Gross
	Carrying	Accumulated		Carrying	Accumulated
	Amount	Amortization	Net	Amount	Amortization	Net

	(U.S. dollars in thousands)			(U.S. dollars in thousands)

Goodwill and indefinite lived intangible assets - non amortizable:
Goodwill	$343,248	$66,440	$276,808	$333,371	$64,654	$268,717
Other non-current assets-amortizable:
Purchased technology	53,944	23,559	30,385	53,764	13,491	40,273
Assembled workforce	—	—	—	8,658	1,786	6,872

	53,944	23,559	30,385	62,422	15,277	47,145

Total identifiable intangible assets	$397,192	$89,999	$307,193	$395,793	$79,931	$315,862

     Upon the adoption of SFAS 142 on January 1, 2002, IONA reclassified the net carrying amount of assembled workforce of $6.8 million from other non-current assets to goodwill and indefinite lived intangible assets.

     During the nine months ended September 30, 2002, IONA allocated approximately $1.2 million of additional purchase price to goodwill and indefinite lived intangible assets in connection with the acquisition of Object Oriented Concepts, Inc. (“OOC”) upon the achievement of certain performance targets by OOC in accordance with the terms of the acquisition.

     Other non-current asset amortization is estimated to be $3.4 million for the remainder of 2002, $12.7 million in 2003, $11.5 million in 2004, $2.7 million in 2005, and $.02 million in 2006.

9. Computation of Comprehensive Loss

     Comprehensive Loss is computed as follows:

	Three Months Ended		Nine Months Ended
	(U.S. dollars in thousands)		(U.S. dollars in thousands)

	September 30,	September 30,	September 30,	September 30,
	2002	2001	2002	2001

Net loss available to Ordinary Shareholders	$(26,258)	$(29,324)	$(61,347)	$(58,442)
Unrealized loss on investment	—	—	—	(111)
Less: Reclassification adjustment for gains included in net income	—	—	—	(164)

Comprehensive loss	$(26,258)	$(29,324)	$(61,347)	$(58,717)

10. Restructuring

     During the three months ended September 30, 2002, IONA’s management and board of directors approved further restructuring plans, which included continued consolidation of excess facilities, a reduction in workforce and other related costs. Total accrued restructuring costs of $12.9 million were recorded in the third quarter related to these initiatives.

     Accrued restructuring charges included approximately $7.6 million representing the cost of involuntary employee separation and related costs for approximately 200 employees worldwide. Employee separation benefits included severance, medical and other benefits. Employee separations affected the majority of business functions, job classes and geographies, with most of the reductions in sales and marketing, engineering and global services functions in the United States and Europe. In addition, the restructuring plans included costs totaling approximately $4.9 million associated with the closure and consolidation of office space, principally in the United States and $0.4 million of other related costs. Amounts of restructuring costs remaining at September 30, 2002 of $13.0 million (including amounts remaining in respect of accrued restructuring costs recorded in the three months ended June 30, 2002) relate to remaining separation and facility closure and consolidation costs with all cash outlays expected to be completed by the end of 2006.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the accompanying condensed consolidated financial statements for the periods specified and associated notes. Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 including statements concerning results of operations, plans and objectives of management, expectations regarding future financial performance, profitability, goodwill impairments, and market positioning, growth, demand and opportunity. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including risks and uncertainties relating to the integration of recent and future acquisitions; the launch of our End 2 AnywhereTM strategy for Web Services Integration; growth in market demand for Web services and integration; our enterprise sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development and market acceptance of new and improved products; undetected errors in software; and general economic conditions. You should not rely on these forward-looking statements, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and we disavow and disclaim any obligation to do so. Further reference should be made to “—Factors Affecting Future Results” below and to our Annual Report on Form 20-F under the Securities Act of 1934, amended, and the consolidated financial statements for the year ended December 31, 2001 included therein.

Overview

     We provide software that enables our customers to develop, deploy, integrate and manage applications within the enterprise and across the firewall to the extended enterprise. Our comprehensive, standards-based products enable our customers to build, maintain and scale their disparate computing environments while preserving and extending existing information technology investments. Our products are designed to enable the rapid alignment of evolving business processes with distributed information technology systems to reach customers, partners, suppliers and employees, which we refer to as “End 2 AnywhereTM” or “E2ATM”. We offer professional services including ongoing customer support and maintenance as well as high-level design consultation, developer education and product implementation.

     Our revenue is derived from product license fees and charges for support and global services. We recognize revenues in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended by SOP 98-4 and SOP 98-9. In accordance with U.S. GAAP, we recognize software license revenue when persuasive evidence of an arrangement exists, delivery has occurred, our fee is fixed or determinable, and collectibility is probable. We recognize customer support revenue over the term of the support agreement, generally 12 months. We recognize professional service revenue when earned.

     To date, we have derived substantially all of our revenue from the licensing of our enterprise integration and application server software products that currently compose our Orbix E2A Application Server Platform, and fees from related services. We expect that our Orbix E2A Web Services Integration Platform will increasingly contribute to our revenue. We market our E2A software products, consisting of our Orbix E2A Application Server Platform and Orbix E2A Web Services Integration Platform, through our direct sales organization and through software vendors, system integrators, original equipment manufacturers, value-added resellers and, to a lesser extent, third-party distributors. Our total revenue is dependent on the growth in demand for our software. In general, product revenue in the first quarter of each year declines from the fourth quarter of the prior year in line with traditional seasonal trends.

     Our gross margins are affected by the mix of product and service revenue and the mix of distribution channels used by us. We typically realize significantly higher gross margins on product revenue than on service revenue and higher gross margins on direct sales than on sales through indirect channels.

     Our operating expenses, excluding stock compensation, in-process research and development, amortization of goodwill and purchased intangible assets, restructuring, write-off of assets, and settlement of litigation, have increased in absolute dollar amounts in each consecutive year from 1996 through 2001. We expect our operating expenses, excluding stock compensation, in-process research and development, amortization of other non current assets, restructuring, write-off of assets and related costs, and settlement of litigation to decrease in absolute dollar amounts in 2002.

     We have significant operations and generate a substantial portion of our taxable income in Ireland. In general, tax rates in Ireland on trading income are significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. Therefore, our effective tax rate is affected by the percentage of revenue that qualifies for such favorable tax treatment. We anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax treatment may change in the future.

Impact of Recent Acquisitions

     In 2001, we acquired Netfish Technologies, Inc. (“Netfish”). The total consideration consisted of 4,221,216 newly-issued ordinary shares, 815,102 ordinary shares issuable upon the exercise of replacement options and $30.9 million of closing costs incurred in connection with the merger. Of the newly-issued ordinary shares, 504,598 were held back by us as a source of indemnification payments that may become due to us. In the third quarter of 2002, 2,879 of these ordinary shares were released to the former Netfish shareholders. The remaining ordinary shares will be released and distributed to the former Netfish shareholders during the next nine months, after adjusting for any indemnification payments made. The aggregate purchase price plus related expenses have been allocated to the acquired assets and liabilities at their estimated fair values at the date of acquisition based primarily on an independent valuation, and to acquired in-process research and development for which technological feasibility had not been established and for which alternative future uses did not exist based on independent valuation.

     In 2001, we acquired Object-Oriented Concepts, Inc. (“OOC”). The total consideration consisted of $3.0 million in cash, 730,453 newly-issued ordinary shares and 178,131 ordinary shares issuable upon the exercise of replacement options. Of the newly-issued ordinary shares, 262,129 were subject to return to us as a purchase price adjustment upon the failure of OOC to achieve certain performance targets. These performance targets were achieved in 2001 and in the first quarter of 2002. As a result, 262,129 ordinary shares no longer subject to return were recorded as additional purchase price based on fair market value at the time the performance targets were achieved. The aggregate purchase price plus related expenses have been allocated to the acquired assets and liabilities at their estimated fair values at the date of the acquisition based primarily on an independent valuation.

Critical Accounting Policies and Estimates

     Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities.

     On an on-going basis, we evaluate our estimates, including those related to bad debts, intangible assets, investments, foreign currency, income taxes, restructuring, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     We believe the critical accounting policies described below affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

     We recognize the majority of our revenue pursuant to software license agreements. Revenue from software license agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection of the resulting receivable is reasonably assured. Collection is assessed based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. A signed license agreement, purchase order or a written contract is used as evidence of an arrangement.

     We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

     We generate a portion of our revenues and corresponding accounts receivable through sales denominated in currencies other than the U.S. dollar. Historically, the foreign currency gains and losses on these receivables have not been significant, and we have determined that foreign currency derivative products are generally not required to hedge our exposure. If there were a significant decline in the euro exchange rate, the U.S. dollar equivalents which we would receive from our customers could be less than the reported amount.

Marketable Securities

     We currently classify our marketable securities as trading securities. Pursuant to Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” these securities are measured at fair market value in the financial statements with unrealized gains or losses reflected in earnings. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses that would be reflected in earnings.

Impairment of Intangible Assets

     We adopted Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets,” (“SFAS 142”) on January 1, 2002, and in accordance with this new rule on accounting for goodwill and other intangible assets, our goodwill and indefinite lived intangible assets will no longer be amortized. In lieu of amortization, we assess on an interim basis the impairment of identifiable intangibles and related goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

     Factors considered important, which could trigger an interim impairment review, include the following:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner or our use of the acquired assets or the strategy for our overall business;

•	significant negative industry or economic trends; and

•	significant decline in our stock price for a sustained period; and our market capitalization relative to net book value.

     If an indicator of impairment arises, an additional impairment test will be completed using the date the indicator arose as the measurement date. We have one reporting unit as defined in SFAS 142.

     We performed an initial impairment review of our goodwill and indefinite lived intangible assets on January 1, 2002 and we determined there was no impairment of our goodwill or indefinite lived intangible assets at that time. In December 2002, IONA will complete step two of the annual impairment test for goodwill and indefinite lived intangible assets in accordance with SFAS 142. IONA expects to incur an annual impairment loss as a result of this impairment test that could be equivalent to the carrying value of the goodwill and indefinite lived intangible assets.

Results of Operations

     The following table sets forth certain consolidated statements of income data as a percentage of total revenue for the periods presented:

	Three Months Ended		Nine Months Ended

	September 30,	September 30,	September 30,	September 30,
	2002	2001	2002	2001

Revenue:
Product revenue	55.7%	61.8%	58.2%	65.6%
Service revenue	44.3	38.2	41.8	34.4

Total revenue	100.0	100.0	100.0	100.0
Cost of revenue:
Cost of product revenue	1.7	1.0	1.6	1.9
Cost of service revenue	22.5	21.4	22.5	19.7

Total cost of revenue	24.2	22.4	24.1	21.6

Gross profit	75.8	77.6	75.9	78.4
Operating expenses:
In-process research and development	—	—	—	2.7
Research and development	35.9	26.1	33.0	21.9
Sales and marketing	63.5	51.8	62.5	49.0
General and administrative	12.8	8.6	11.2	8.5
Amortization of other non current assets	12.4	11.1	10.7	8.0
Amortization of goodwill and indefinite lived intangible assets	—	52.6	—	29.5
Restructuring	48.7	—	22.5	4.2
Write-off of assets and related costs	—	—	1.7	—

Total operating expenses	173.3	150.2	141.6	123.8

Loss from operations	(97.5)	(72.6)	(65.7)	(45.4)
Interest income, net	1.1	1.2	1.0	1.7
Net exchange gain (loss)	(0.7)	—	(0.6)	(0.1)
Gain on sale of investment and other income	—	—	—	0.1

Loss before provision for (benefit of) income taxes	(97.1)	(71.4)	(65.3)	(43.7)
Provision for (benefit of) income taxes	1.9	0.1	1.1	(0.5)

Net loss	(99.0)%	(71.5)%	(66.4)%	(43.2)%

Gross profit:
Product	97.0%	98.3%	97.3%	97.1%
Service	49.1%	44.1%	46.1%	43.0%

Three Months Ended September 30, 2002 Compared to Three Months Ended September 30, 2001

Total Revenue

     Total revenue decreased by 35.4% to $26.5 million for the three months ended September 30, 2002 from $41.0 million for the three months ended September 30, 2001. Total revenue from customers located outside the United States represented 37.7% of total revenue for the three months ended September 30, 2002 and 35.6% of total revenue for the three months ended September 30, 2001, or $10.0 million and $14.6 million, respectively.

     Product Revenue. Product revenue decreased by 41.8% to $14.8 million during the three months ended September 30, 2002 from $25.4 million during the three months ended September 30, 2001. The decrease in product revenue was attributable to decreased sales of our products as a result of general economic conditions affecting the software market as a whole.

     Service Revenue. We provide global services, consisting of consulting and training, technical support for all of our products and, to a limited extent, product customization and enhancement. Consulting services provided by us include training and assisting customers with the effective use and deployment of our products. Customer support generally includes support by means of telephone, e-mail, facsimile and customer on-site assistance as well as access to certain product upgrades. Service revenue decreased by 25.1% to $11.7 million during the three months ended September 30, 2002 from $15.7 million during the three months ended September 30, 2001. The decrease in service revenue was principally due to general economic conditions affecting the software market as a whole as well as decreased consulting revenue resulting from our efforts to develop and leverage our relationships with system integrators.

Cost of Revenue

     Cost of Product Revenue. Cost of product revenue consists primarily of product media and duplication, manuals, packaging materials, shipping and handling expenses, third-party royalties and, to a lesser extent, the salaries and benefits of certain personnel and related operating costs of computer equipment. Cost of product revenue was $0.4 million, resulting in a product gross margin of 97.0%, for the three months ended September 30, 2002 compared to $0.4 million, or a product gross margin of 98.3%, for the three months ended September 30, 2001. The decrease in product gross margin was attributable to an increase in third-party royalties as a percent of product revenue.

     Cost of Service Revenue. Cost of service revenue consists primarily of personnel costs for consultancy, training, customer support, product customization and enhancement, and related operating costs of computer equipment and non-billable travel expenses. Cost of service revenue was $6.0 million, resulting in a service gross margin of 49.1%, for the three months ended September 30, 2002 compared to $8.8 million, or a service gross margin of 44.1%, for the three months ended September 30, 2001. The increase in service gross margin was primarily attributable to efficiencies in our service delivery structure.

Operating Expenses

     Research and Development. Research and development expenses consist primarily of salaries and benefits of research and development personnel, cost of third-party contractors, personnel-related overhead allocation, depreciation expenses arising from the acquisition of computer equipment, software license fees, and related indirect costs. Research and development expenses were $9.5 million, or 35.9% of total revenue, for the three months ended September 30, 2002 compared to $10.7 million, or 26.1% of total revenue, for the three months ended September 30, 2001. The increase in research and development expenses as a percentage of total revenue was due to declining revenue. We expect research and development expenses to decrease in dollar amounts, and as a percentage of total revenue, in future periods.

     Sales and Marketing. Sales and marketing expenses consist primarily of salaries, sales commissions and benefits earned by sales and marketing personnel, personnel-related overhead allocation, travel, entertainment, advertising and promotional expenses, and related indirect costs. Sales and marketing expenses were $16.8 million, or 63.5% of total revenue, for the three months ended September 30, 2002 compared to $21.3 million, or 51.8% of total revenue, for the three months ended September 30, 2001. The increase in sales and marketing as a percentage of total revenue was due to declining revenue. We expect sales and marketing expenses to decrease in dollar amounts, and as a percentage of total revenue, in future periods.

     General and Administrative. General and administrative expenses consist primarily of salaries and benefits of financial, administrative and management personnel, general office administration expenses (rent and occupancy, telephone and other office supply costs), and related indirect costs. General and administrative expenses also include professional fees and depreciation. General and administrative expenses were $3.4 million, or 12.8% of total revenue, for the three months ended September 30, 2002 compared to $3.5 million, or 8.6% of total revenue, for the three months ended September 30, 2001. The increase in general and administrative expenses as a percentage of total revenue was due to declining revenue. We expect general and administrative expenses to decrease in dollar amounts, and as a percentage of total revenue, in future periods.

     Amortization of Other Non-Current Assets. Amortization of other non-current assets was $3.3 million, or 12.4% of total revenue, for the three months ended September 30, 2002 compared to $4.5 million, or 11.1% of total revenue, for the three months ended September 30, 2001. The decrease in amortization of other non-current assets is attributable to certain purchased technology being fully amortized at September 30, 2001; therefore no corresponding amortization expense was recorded for this technology in the three months ending September 30, 2002. Other non-current assets are amortized on a straight-line basis over 4 years.

     Amortization of Goodwill and Indefinite Lived Intangible Assets. Amortization of goodwill and indefinite lived intangible assets was nil for the three months ended September 30, 2002 compared to $21.6 million, or 52.6% of total revenue, for the three months ended September 30, 2001. The decrease in amortization of goodwill and indefinite lived intangible assets is directly attributable to the adoption of SFAS 142, in January 2002, under which goodwill and indefinite lived intangible assets are no longer amortized but are subject to annual impairment tests in accordance with SFAS 142. We performed the first of the required impairment tests of goodwill and indefinite lived intangible assets at January 1, 2002 and determined that there was no impairment to our goodwill or indefinite lived intangible assets at that time. In December 2002, IONA will complete step two of the annual impairment test for goodwill and indefinite lived intangible assets in accordance with SFAS 142. IONA expects to incur an annual impairment loss as a result of this impairment test that could be equivalent to the carrying value of the goodwill and indefinite lived intangible assets.

     Restructuring. In the three months ended September 30, 2002, our management and board of directors approved further restructuring plans to continue to bring operating expenses in line with net revenues. Restructuring expenses were $12.9 million, or 48.7% of total revenue, for the three months ended September 30, 2002. Expenses included approximately $7.6 million representing the cost of involuntary employee separation and related costs for approximately 200 employees worldwide, costs totaling approximately $4.9 million associated with the closure and consolidation of office space principally in the United States and $0.4 million of other related costs.

Loss from Operations

     We generated an operating loss of $25.8 million, or 97.5% of total revenue, for the three months ended September 30, 2002 compared to an operating loss of $29.8 million, or 72.6% of total revenue, for the three months ended September 30, 2001. Operating loss as adjusted to eliminate stock compensation, amortization of other non current assets and restructuring would have been approximately $9.4 million, or 35.6% of total revenue, for the three months ended September 30, 2002 compared to an operating loss as adjusted to eliminate stock compensation and amortization of goodwill and other non current assets of approximately $3.1 million, or 7.6% of total revenue, for the three months ended September 30, 2001. The operating loss for the three months ended September 30, 2002 primarily reflects the decrease in total revenue as a result of general economic conditions affecting the software market as a whole.

Other Income, Net

     Interest income, net was $0.3 million for the three months ended September 30, 2002 compared to $0.5 million for the three months ended September 30, 2001. Interest income, net represents interest earned on cash and investment balances. The decrease in interest income, net was due primarily to lower interest rates realized during the three months ended September 30, 2002.

     Net exchange loss was $0.2 million for the three months ended September 30, 2002 compared to a net exchange gain of $0.02 million for the three months ended September 30, 2001. The net exchange loss for the three months ended September 30, 2002 was primarily due to the weakness of the U.S. dollar against the Yen.

Income Taxes

     Income taxes were $0.5 million for the three months ended September 30, 2002 compared to $0.03 million for the three months ended September 30, 2001. See “Factors Affecting Future Results- If our effective tax rate increases, our business and financial results would be adversely impacted.”

Nine Months Ended September 30, 2002 Compared to Nine Months Ended September 30, 2001

Total Revenue

     Total revenue decreased by 31.7% to $92.4 million for the nine months ended September 30, 2002 from $135.2 million for the nine months ended September 30, 2001. Total revenue from customers located outside the United States represented 38.9% of total revenue for the nine months ended September 30, 2002 and 37.9% of total revenue for the nine months ended September 30, 2001, or $36.0 million and $51.3 million, respectively.

     Product Revenue. Product revenue decreased by 39.4% to $53.8 million during the nine months ended September 30, 2002 from $88.7 million during the nine months ended September 30, 2001. The decrease in product revenue was attributable to decreased sales of our products as a result of general economic conditions affecting the software market as a whole.

     Service Revenue. Service revenue decreased by 17.1% to $38.6 million during the nine months ended September 30, 2002 from $46.6 million during the nine months ended September 30, 2001. The decrease in service revenue was principally due to general economic conditions affecting the software market as a whole as well as decreased consulting revenue resulting from our efforts to develop and leverage our relationships with system integrators.

Cost of Revenue

     Cost of Product Revenue. Cost of product revenue was $1.5 million, resulting in a product gross margin of 97.3%, for the nine months ended September 30, 2002 compared to $2.6 million, or a product gross margin of 97.1%, for the nine months ended September 30, 2001. The decrease in cost of product revenue is attributable to the decrease in product sales resulting in lower shipping and handling expenses and lower third-party royalties. The increase in product gross margin is primarily attributable to lower third-party royalties in absolute dollars and as a percentage of product revenue for the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001.

     Cost of Service Revenue. Cost of service revenue was $20.8 million, resulting in a service gross margin of 46.1%, for the nine months ended September 30, 2002 compared to $26.6 million, or a service gross margin of 43.0%, for the nine months ended September 30, 2001. The increase in service gross margin was primarily attributable to efficiencies in our service delivery structure.

Operating Expenses

     In-process Research and Development. In connection with the acquisition of Netfish, IONA recorded a $3.6 million charge, or 2.7% of total revenue, for the nine months ended September 30, 2001 to account for in-process research and development acquired for which technological feasibility had not been established and for which alternative future uses did not exist. There were no events that required a charge to in-process research and development during the nine months ended September 30, 2002.

     Research and Development. Research and development expenses were $30.5 million, or 33.0% of total revenue, for the nine months ended September 30, 2002 compared to $29.6 million, or 21.9% of total revenue, for the nine months ended September 30, 2001. The increase in research and development expenses as a percentage of total revenue was primarily due to declining revenue. We expect research and development expenses to decrease in dollar amounts, and as a percentage of total revenue, in future periods.

     Sales and Marketing. Sales and marketing expenses were $57.7 million, or 62.5% of total revenue, for the nine months ended September 30, 2002 compared to $66.2 million, or 49.0% of total revenue, for the nine months ended September 30, 2001. The increase in sales and marketing expense as a percentage of total revenue was due to declining revenue. We expect sales and marketing expenses to decrease in dollar amounts, and as a percentage of total revenue, in future periods.

     General and Administrative. General and administrative expenses were $10.3 million, or 11.2% of total revenue, for the nine months ended September 30, 2002 compared to $11.5 million, or 8.5% of total revenue, for the nine months ended September 30, 2001. The increase in general and administrative expenses as a percentage of total revenue was due to declining revenue. We expect general and administrative expenses to decrease in dollar amounts in future periods.

     Amortization of Other Non-Current Assets. Amortization of other non-current assets was $9.8 million, or 10.7% of total revenue, for the nine months ended September 30, 2002 compared to $10.9 million, or 8.0% of total revenue, for the nine months ended September 30, 2001. The decrease in amortization expense is attributable to certain purchased technology being fully amortized at September 30, 2001; therefore, no corresponding amortization expense was recorded for this technology in the nine months ended September 30, 2002. This decrease was partially offset by amortization of certain assets acquired during 2001, including assets that were acquired through the acquisition of Netfish Technologies Inc. resulting in nine months of amortization for these assets in the nine months ended September 30, 2002, compared to five months of amortization in the nine months ended September 30, 2001.

     Amortization of Goodwill and Indefinite Lived Intangible Assets. Amortization of goodwill and indefinite lived intangible assets was nil for the nine months ended September 30, 2002 compared to $39.8 million, or 29.5% of total revenue, for the nine months ended September 30, 2001. The decrease in amortization of goodwill and indefinite lived intangible assets is directly attributable to the adoption of SFAS 142, in January 2002, under which goodwill and indefinite lived intangible assets are no longer amortized but are subject to annual impairment tests in accordance with SFAS 142. We performed the first of the required impairment tests of goodwill and indefinite lived intangible assets at January 1, 2002 and determined that there was no impairment to our goodwill or indefinite lived intangible assets at that time. In December 2002, IONA will complete step two of the annual impairment test for goodwill and indefinite lived intangible assets in accordance with SFAS 142. IONA expects to incur an annual impairment loss as a result of this impairment test that could be equivalent to the carrying value of the goodwill and indefinite lived intangible assets.

     Restructuring. In the nine months ended September 30, 2002, our management and board of directors approved restructuring plans with the goal of bringing operating expenses in line with net revenues. Restructuring expenses were $20.8 million, or 22.5% of total revenue, for the nine months ended September 30, 2002. Expenses included approximately $12.3 million representing the cost of involuntary employee separation and related costs for approximately 300 employees worldwide, costs totaling approximately $8.1 million associated with the closure and consolidation of office space principally in the United States and $0.4 million of other related costs. Restructuring expenses for the nine months ended September 30, 2001 were $5.7 million, or 4.2% of total revenue, and related primarily to the integration of operations resulting from acquisitions, consolidation of duplicative facilities, and reduction of overhead.

     Write-off of Assets and Related Costs. Write off of assets and related costs were $1.6 million, or 1.7% of total revenue, for the nine months ended September 30, 2002. This write-off was primarily attributable to our implementation of a new sales force automation system that replaced our existing system. There were no events that required a write-off of assets during the nine months ended September 30, 2001.

Loss from Operations

     We generated an operating loss of $60.7 million, or 65.7% of total revenue, for the nine months ended September 30, 2002 compared to an operating loss of $61.3 million, or 45.4% of total revenue, for the nine months ended September 30, 2001. Operating loss as adjusted to eliminate stock compensation, amortization of other non current assets, restructuring, and the write-off of assets and related expenses would have been approximately $27.4 million, or 29.7% of total revenue, for the nine months ended September 30, 2002 compared to an operating income as adjusted to eliminate in-process research and development, stock compensation, amortization of goodwill and intangible assets and restructuring expenses of approximately of $0.04 million, or 0.03% of total revenue, for the nine months ended September 30, 2001. The operating loss for the nine months ended September 30, 2002 primarily reflects the decrease in total revenue as a result of general economic conditions affecting the software market as a whole.

Other Income, Net

     Interest income, net was $0.9 million for the nine months ended September 30, 2002, compared to $2.3 million for the nine months ended September 30, 2001. Interest income, net represents interest earned on cash and investment balances. The decrease in interest income, net was due primarily to lower interest rates realized during the nine months ended September 30, 2002.

     Net exchange losses were $0.6 million for the nine months ended September 30, 2002 compared to $0.2 million for the nine months ended September 30, 2001. These net exchange losses were primarily due to the weakness of the U.S. dollar against the Euro.

     Gain on sale of investment and other income was nil for the nine months ended September 30, 2002 compared to $0.2 million for the nine months ended September 30, 2001. We sold the remaining shares of our investment in a publicly-owned company in 2001.

Income Taxes

     Income taxes were $1.0 million for the nine months ended September 30, 2002 compared to an income tax benefit of $0.7 million for the nine months ended September 30, 2001. See “Factors Affecting Future Results- If our effective tax rate increases, our business and financial results would be adversely impacted.”

Liquidity and Capital Resources

     Net cash used in operating activities was $66.9 million for the nine months ended September 30, 2002 compared to net cash provided by operating activities of $26.4 million for the nine months ended September 30, 2001. At September 30, 2002, we had cash and cash equivalents, restricted cash and marketable securities of $82.2 million and working capital of $58.6 million.

     During the nine months ended September 30, 2002, we used $33.7 million for net purchases of marketable securities.

     During the nine months ended September 30, 2002, we invested $4.4 million in our management information systems and capital expenditures.

     During the nine months ended September 30, 2002, we received approximately $66.0 million in net proceeds from the sale of our ordinary shares, including approximately $63.4 million from a public offering of 4,600,000 American Depositary Shares (“ADSs”) representing 4,600,000 of our ordinary shares, with the remaining proceeds from shares issued pursuant to the Employee Share Purchase Plan and Employee Share Option Schemes.

     We believe that our capital resources are sufficient to finance our operations for at least the next twelve months. The foregoing estimate of the period of time through which our capital resources will be sufficient to finance our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary as a result of a number of factors including:

•	the results and timing of our launch of new and enhanced products and services;

•	the success of our marketing efforts, technological advances and competition;

•	working capital requirements;

•	acquisitions of complementary businesses, technologies or products; and

•	our operating results.

     It is possible that, when needed, adequate funding may not be available to us or, if available, may not be available on terms favorable to us. In addition, we may decide to issue additional debt or equity securities for such funding, which could dilute the ownership of existing shareholders. Any shortfall in our capital resources could result in us limiting the introduction or marketing of new products and services, which could have a material adverse effect on our business, financial condition and results of operations.

Exposure to Currency Fluctuations

     Our consolidated financial statements are prepared in U.S. dollars, our functional currency. A percentage of our revenues, expenses, assets and liabilities are denominated in currencies other than our functional currency. Fluctuations in exchange rates may have a material adverse effect on our results of operations, particularly our operating margins, and could also result in exchange gains and losses. As a result of currency fluctuations, we recognized exchange losses of $0.6 million and $0.2 million for the nine-month periods ended September 30, 2002 and 2001, respectively. We cannot accurately predict the impact of future exchange rate fluctuations on our results of operations. We have in the past sought to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the dollar. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates of the euro and other currencies to the dollar. Any hedging techniques implemented by us may not be successful and exchange rate fluctuations may materially adversely affect our business, financial condition and results of operations. See “Quantitative and Qualitative Disclosure About Market Risks.”

Factors Affecting Future Results

     The discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements concerning results of operations, plans and objectives of management, expectations regarding future financial performance, profitability, goodwill impairments, and market positioning, growth, demand and opportunity. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including, but not limited to, risks and uncertainties discussed below, and risks and uncertainties relating to the integration of recent and future acquisitions; the launch of our End 2 AnywhereTM strategy for Web Services Integration; growth in market demand for Web services and integration; our enterprise sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development and market acceptance of new and improved products; undetected errors in software; and general economic conditions. You should not rely on these forward-looking statements, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and we disavow and disclaim any obligation to do so.

A decline in information technology spending may result in a decrease in our revenues or lower growth rates.

     A decline in the demand for information technology (IT) solutions may result in decreased revenues or lower growth rates because our sales depend in part on our customers’ level of funding for new or additional IT systems or services. An economic downturn may cause our customers to reduce or eliminate IT spending, which would substantially reduce the number of new software licenses we sell. An economic downturn may also cause price erosion for our products, which would reduce the average sales price for these licenses. In addition, general economic and industry conditions may delay the timing of capital expenditures by corporations for IT.

     During the nine months ended September 30, 2002, our customers reduced significantly or eliminated their IT spending. This decrease in IT spending, and general economic conditions affecting the software industry as a whole, reduced the number of software licenses we sold and negatively impacted our revenues in the nine months ended September 30, 2002. IT spending levels and general economic conditions may continue to negatively impact our future revenues. Accordingly, we cannot assure you that we will be able to increase or maintain our revenues.

Our lengthy and variable sales cycle makes it difficult to predict our operating results.

     It is difficult to forecast the timing and recognition of revenues because our prospective customers often take significant time evaluating our products before licensing them. The period between initial customer contact and purchase by a customer may range up to twelve months. During the evaluation process, prospective customers may decide not to purchase or may scale down proposed orders of our products for various reasons including:

•	reduced demand for application and Web services integration software;

•	introduction of products by our competitors;

•	lower prices offered by our competitors;

•	changes in budgets and purchasing priorities; and

•	changes by prospective customers in their approach with respect to the integration of enterprise applications.

We may experience fluctuations in quarterly revenue that could adversely impact our operating results.

     Our revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. Revenue in any quarter depends substantially upon our ability to sign contracts and our ability to recognize revenues in that quarter in accordance with revenue recognition policies. Therefore, you should not rely on period-to-period comparisons of revenues or results of operations as an indication of future performance. If our quarterly revenues or operating results fall below expectations of investors or securities analysts, the price of our ordinary shares and ADSs could fall substantially.

     Our quarterly revenues may fluctuate as a result of a variety of factors, including the following:

•	a significant number of our prospective customers decide whether to enter into license agreements with us within the last month of each quarter;

•	the size of transactions can vary significantly;

•	customers may unexpectedly postpone or cancel orders due to changes in their strategic priorities, project objectives, budget or personnel;

•	customer evaluations and purchasing processes vary significantly from company to company, and a customer’s internal approval and expenditure authorization process can be difficult and time consuming to complete, even after selection of a vendor;

•	the number, timing and significance of product enhancements and new product announcements by us and our competitors may affect purchase decisions; and

•	we may have to defer revenues under our revenue recognition policies.

     Fluctuations in our quarterly revenues may adversely affect our operating results. In each fiscal quarter our expense levels, operating costs and hiring plans are based on projections of future revenues and are relatively fixed. If our actual revenues fall below expectations, we could experience a reduction in operating results.

     Historically, our revenues have been seasonal, primarily in the first quarter of each year.

We have experienced significant variations in profitability and anticipate that we will continue to do so in the future.

     Our levels of profitability have varied significantly on a quarterly and annual basis. These variations were attributable in part to costs associated with the development and introduction of new products and services, charges associated with acquisitions, and certain nonrecurring expenses attributable to the settlement of litigation. There can be no certainty that we will not experience similar variations in profitability in future periods for these or other factors, and any such variation could have a significant impact on the market value of our ordinary shares and ADSs.

Our future revenue depends upon the evolution and adoption of Web services and related integration solutions.

     We believe that there is an emerging demand for Web services. Therefore, we have invested significant amounts in developing and introducing products to meet the development, deployment and integration requirements of enterprises implementing Web services. If the market for Web services infrastructure solutions does not evolve as we anticipate or fails to grow as quickly as we expect, we may be unable to implement our strategy or achieve the growth rate that we target.

     The acceptance of our recently launched Orbix E2A Web Services Integration Platform also depends upon the development and proliferation of Web services standards for application integration. If these standards do not continue to develop or gain widespread acceptance, the demand for our products and services may not materialize. Consequently, our business prospects and financial condition could suffer.

If we fail to keep pace with rapidly evolving technology and changing customer needs, our business will suffer.

     The market for enterprise infrastructure software is characterized by rapidly changing technology, evolving industry standards and changing customer needs. Therefore, our success will depend upon our ability to enhance our existing products and to introduce and market new products to meet changing customer requirements on a timely and cost-effective basis. If we experience delays in the introduction of new or enhanced products, or if we are unable to anticipate or respond adequately to these changes, our products could be rendered obsolete and our business could be materially harmed.

Potential defects in our products or our failure to provide services for our customers could cause our sales to decrease, cause us to lose customers and damage our reputation.

     In November 2001, we announced our Orbix E2A Application Server Platform and our Orbix E2A Web Services Integration Platform. These products may contain defects that may be detected at any point in the product’s life cycle. We have in the past discovered errors in certain of our product enhancements and new products and have experienced delays in generating revenue while correcting these errors. Our products are often used in combination with products of other vendors. As a result, it may be difficult to identify the source of any problem. If defects occur, we could experience, among other things:

•	loss of customers;

•	injury to our reputation;

•	loss or delay of market acceptance or sales;

•	increased service or warranty costs; or

•	legal action by our customers.

     In addition, we may not be able to avoid or limit liability for disputes relating to product performance or provision of services.

We may be unable to identify or complete suitable acquisitions, and any acquisitions we do complete may create business difficulties or dilute our shareholders.

     As part of our business strategy, we intend to pursue strategic acquisitions. We may be unable to identify suitable acquisition candidates. We cannot assure you that we will be able to make acquisitions on commercially acceptable terms or at all. If we acquire a business, technology or product, we may have difficulty integrating that business, technology or product with our existing operations or our software. These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and adversely affect our operating results. In addition, the key personnel of an acquired entity may decide not to work for us. We may also incorrectly judge the value or worth of an acquired business, technology or product. Furthermore, we may incur significant debt or be required to issue equity securities to pay for future acquisitions or investments. The issuance of equity securities may be dilutive to our shareholders.

We may be required to delay revenue recognition into future periods which could adversely impact our operating results.

     We may have to defer revenue recognition due to several factors, including whether:

•	we are required to accept extended payment terms

•	the transaction involves contingent payment terms or fees;

•	the transaction involves acceptance criteria or there are identified product-related issues; or

•	license agreements include products that are under development or other undelivered elements.

     Because of the factors listed above and other specific requirements under U.S. GAAP for software revenue recognition, we must have very precise terms in our license agreements to recognize revenue when we initially deliver our products or perform services. Negotiation of mutually acceptable terms and conditions can extend the sales cycle, and sometimes we do not obtain terms and conditions that permit revenue recognition at the time of delivery or even as work on the project is completed.

We depend on large transactions to derive a significant portion of our revenue, and the delay or loss of any large customer order could extend our sales cycles and adversely affect our quarterly or annual operating results.

     We derive an increasing and significant portion of our revenue from large transactions. Customers face complex decisions regarding approaches to the development, deployment and integration of enterprise applications, competitive product offerings, rapidly changing software technologies, and limited internal resources. We must often negotiate terms and conditions in large sales transactions. These terms and conditions can extend the sales cycle and, in certain situations, result in deferred recognition of revenue from the sale. Prospective sales are subject to delays or cancellation over which we have little or no control. If any large customer order anticipated for a particular quarter is not realized or is delayed, we may experience an unplanned shortfall in revenue, which could significantly and adversely affect our operating results.

     A deterioration in our relationship with software vendors, systems integrators or other third parties that market and sell our products could reduce our revenues.

     Our ability to achieve revenue growth will depend in large part on expanding our sales channels, as well as leveraging our existing strategic alliances. If our relationships with these software vendors or system integrators deteriorate or terminate, we may lose important sales and marketing opportunities. Our distribution arrangements could give rise to disputes regarding marketing strategy, exclusive territories and customer relationships which could negatively affect our business or result in costly litigation. In addition, if these software vendors and system integrators are unable to recruit and adequately train a sufficient number of consulting personnel to support the implementation of our software products, or they otherwise do not adequately perform implementation services, we may lose customers. These systems integrators may increase their promotion of competing enterprise integration solutions or may otherwise discontinue their relationships with or support of us. Our relationships with software vendors and systems integrators are an important part of our business, and a deterioration of these relationships could adversely impact our business and operating results.

     We also may enter into joint arrangements with strategic partners to develop new products or enhancements, or to license our offerings as part of integrated products. Our business may be adversely affected if these strategic partners change their business priorities or experience difficulties in their operations, which in either case causes them to terminate or reduce their support for these joint arrangements.

If we do not manage rapid growth and geographically dispersed operations successfully, we may be unable to respond to changing market conditions.

     Our rapid growth could place a significant strain on our management, operating procedures, financial resources, information systems, employees and facilities. To manage expanded operations, we will need to upgrade continuously our operating, accounting, reporting and information systems, and we will also need to integrate the systems of any acquired entity. If we experience delays or difficulties in upgrading or integrating our systems, our business, financial condition and results of operations would be materially adversely affected. Our future operating results will depend substantially upon the ability of our officers and key employees to manage changing business conditions and expanded operations and to implement and improve our operational, financial control, reporting and information systems.

     We face additional risks in managing geographically dispersed operations. Some of our key executives and managers are based in our Dublin, Ireland headquarters and others in our wholly-owned U.S. subsidiary’s Waltham, Massachusetts office. Accordingly, our ability to compete successfully will depend in part on the ability of a limited number of key executives located in geographically dispersed offices to integrate management, to address the needs of our worldwide customer base and to respond to changes in our market.

We operate in a highly competitive market and we may be unable to compete successfully against larger companies with greater resources.

     The market for enterprise infrastructure software solutions is highly competitive. We expect this competition to increase. Our products compete with offerings from a number of established infrastructure vendors, as well as offerings from new software companies. Some of these companies offer products that compete with single components of our product set, while other companies market a set of products designed to solve broad integration problems.

     We compete principally against vendors of:

•	enterprise infrastructure software;

•	enterprise application integration software;

•	cross-enterprise integration software; and

•	enterprise application servers.

     We believe that our ability to compete depends in part on a number of factors outside of our control, including:

•	the development by others of software that is competitive with our products;

•	the price at which others offer comparable products;

•	the ability of our competitors to respond effectively to customer needs; and

•	the ability of our competitors to hire, retain and motivate key personnel.

     In addition, a number of our competitors have substantially greater technical, financial, sales, marketing, customer support, professional services and other resources, as well as greater name recognition, than we do. As a result, our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, to devote greater resources to the promotion and sale of their products, or to establish more successful strategic relationships with industry leaders and other third parties than we can. Further, certain of our larger competitors may be able to offer competitive products or technologies as part of their broader product or service offerings or may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our current and prospective customers. Accordingly, it is possible that new competitors or alliances among our current and potential competitors may emerge and rapidly gain significant market share. This type of competition could materially adversely affect our ability to license products and provide services on terms favorable to us. Moreover, due to competitive pressures, we could be forced to reduce the price of our products and related services. Lower sales or reduced prices would negatively impact our operating results and financial condition.

     Many of our competitors have a significant installed base that includes our current and potential customers. Once a customer has installed the products of one of our competitors, it may be difficult to convince the customer to adopt or purchase our products. If we are unable to further penetrate our existing customer base or sell to new clients, our business prospects and financial condition would suffer.

We derive substantially all of our revenue from a limited number of our products.

     To date, we have derived substantially all of our revenue from the licensing of our products that currently compose our Orbix E2A Application Server Platform and fees from related services. We expect these products and our Orbix E2A Application Server Platform to continue to account for a substantial majority of our revenue for the foreseeable future. As a result, a reduction in demand for or sales of these products would have a material adverse effect on our business, financial condition and results of operations. In addition, our business will depend, in significant part, on the successful development, introduction and customer acceptance of new and enhanced versions of our products. We may not successfully develop, introduce or market new products or enhancements or additions to our existing products. Any failure to do so would materially adversely affect our business, financial condition and results of operations.

If we do not successfully expand or manage our direct sales force and other distribution channels, we may not be able to increase our sales.

     To date, we have sold our products primarily through our direct sales force, software vendors, system integrators and other third parties. We plan to continue to invest in, and rely on sales through, these distribution channels. We experience lower profit margins on the distribution of our products through third-party distribution channels.

     We may not be able to expand or manage successfully our direct sales force or other distribution channels. Further, any such expansion may not result in an increase in revenue or operating income. If we fail to expand or manage successfully our direct sales force or other distribution channels, our business, financial condition and results of operations would materially suffer.

If we are unable to hire and retain highly qualified personnel, our future results would be adversely affected.

     We depend to a significant extent upon a limited number of senior executives. Our future success will also depend upon our continuing ability to recruit, retain and assimilate technical, sales and marketing personnel. We face intense competition for highly qualified personnel. If we fail to attract, retain or assimilate key personnel, our business, financial condition and results of operations would materially suffer.

We face various risks associated with our international operations that could cause our operating results to suffer.

     We are incorporated in Ireland and substantial portions of our product development, marketing, sales and administrative functions are located in Ireland. Our sales are derived, and our operations are conducted, worldwide. We expect that operations outside of the United States will continue to account for a significant portion of our business and we intend to continue to expand our operations outside of the United States. Because of the international character of our business, we are subject to risks such as:

•	fluctuations in currency exchange rates;

•	political and economic conditions in various jurisdictions;

•	unexpected changes in regulatory requirements, tariffs and other trade barriers;

•	failure to enter into relationships with local resellers, systems integrators or other third party vendors, or to introduce localized products;

•	difficulties in staffing and managing foreign operations;

•	longer accounts receivable payment cycles; and

•	differing laws affecting the enforceability of intellectual property rights and product liability.

     If any of these risks materializes, revenue derived from customers outside the United States could decrease, and our business, financial condition and results of operations could materially suffer.

If our effective tax rate increases, our business and financial results would be adversely impacted.

     We have significant operations and generate a substantial portion of our taxable income in Ireland. In general, tax rates in Ireland on trading income are significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. If our operations no longer qualify for these lower tax rates or if the tax laws were rescinded or changed, our effective tax rate would increase and our business, financial condition and results of operations could be materially adversely affected. In addition, if U.S., U.K., German, Australian or other tax authorities were to challenge successfully the manner in which we recognize profits or, more generally, the jurisdiction in which our income is subject to taxation, our effective tax rate could increase and our cash flow and results of operations could be materially adversely affected.

Our U.S. holders of our ordinary shares or ADSs could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

     If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to the holders of our ordinary shares or ADSs. U.S. persons should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares or ADSs.

The rights of shareholders in Irish corporations may be more limited than the rights of shareholders in U.S. corporations.

     The rights of holders of our ordinary shares and, therefore, some of the rights of the holders of our ADSs are governed by Irish law and the laws of the European Union. As a result, the rights of our shareholders differ from, and may be more limited than, the rights of shareholders in typical U.S. corporations. In particular, Irish law significantly limits the circumstances under which shareholders of Irish corporations may bring derivative actions.

We have a limited ability to protect our intellectual property rights, and others could obtain and use our technology without our authorization.

     We regard certain of our technologies as proprietary, and we rely primarily on a combination of patent, copyright, trademark and trade secret laws, employee and third-party non-disclosure agreements, and technical measures to establish and protect our proprietary rights. The laws of various countries in which our products may be licensed may not protect our proprietary rights to the same extent as the laws of the United States and Ireland. While we generally enter into confidentiality agreements and limit access to, and distribution of, our proprietary information, it is possible for a third party to copy or otherwise obtain and use our technology without authorization. Third parties may reproduce our software products without our consent. In addition, it is possible that our means of protecting our proprietary rights will not be adequate. Any unauthorized reproduction or inadequate protection could have a material adverse effect on our business, financial condition or results of operations.

If we do not have the right to use third-party technology in our products, we may have to stop shipping products and incur significant development or license expenses.

     We incorporate third-party technology in our products. If we do not have adequate rights to use this technology or our rights terminate, we could be required to:

•	stop using the third-party technology;

•	stop shipping our products in which the third-party technology is used; or

•	incur significant expenses to identify and obtain replacement technology or develop similar technology or to obtain a new license to the third-party technology.

     We may not be able to develop technology or identify other technology with functionality similar to this third-party technology. In addition, we may not be able to obtain a license to this third-party technology on acceptable terms or at all, and we may be liable for damages in the event of any unauthorized use. If any of these events occur, our business, financial condition and results of operations could be materially adversely affected.

We may be exposed to significant liability if we infringe upon the intellectual property or proprietary rights of others.

     Third parties have notified us, and others may notify us, from time to time, that we are infringing certain of their patents and other intellectual property rights. The cost of responding to any such assertion may be material, whether or not the assertion is valid. In the event that any such assertion is resolved adversely to us, we could be required to:

•	discontinue the use of certain processes;

•	cease the use and sale of infringing products and services;

•	expend significant resources to develop non-infringing technology;

•	obtain licenses to competing technology; or

•	reimburse customers under certain indemnification clauses relating to intellectual property rights in our licenses.

     We may be unable to obtain licenses on acceptable terms or at all. We may become a party to litigation, and the court may assess damages. If we fail to obtain licenses or adverse or protracted litigation arises out of any such assertion, our business, financial condition or results of operations could be materially adversely affected.

Item 3. Quantitative and Qualitative Disclosures about Market Risks

     The following discussion regarding IONA’s market risk contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties including risks of exchange rate fluctuations, interest rate fluctuations and general market volatility, and actual results could differ materially from those discussed in the forward-looking statements.

     At September 30, 2002, we had no foreign exchange contracts outstanding and did not enter into any foreign exchange contracts in the nine months ended September 30, 2002.

     Our trading portfolio of investments is not considered to be subject to material market (interest rate) risk because of the relatively short-term maturities of investments included in the portfolio.

     We entered into certain equity investments for the promotion of business and strategic objectives, and typically do not attempt to reduce or eliminate the inherent market risks on these investments. These strategic investments, in a private company, are classified as available-for-sale at the balance sheet date, with unrealized gains or losses recorded in shareholders’ equity. At September 30, 2002, the fair value of these investments was approximately $50,000.

Part II. OTHER INFORMATION

Item 2. Changes in Securities and Use of Proceeds

     On February 24, 1997, IONA’s Registration Statement on Form F-1 (File No. 333-6396) became effective. The net proceeds to IONA from the related offering were $59,574,654. IONA has filed Form SR disclosing the sale of securities and the use of proceeds therefrom through May 24, 1997. Except for the information regarding the use of proceeds, no information disclosed in such Form SR has changed. The following are the uses of proceeds from the effective date of the Registration Statement (February 24, 1997) through September 30, 2002:

Purchase and installation of furniture and fixtures	$13,753,000
Purchase and installation of machinery and equipment	30,646,000
Short-term debt instruments	14,795,654
Redemption of outstanding Preference Shares and payment of accrued and unpaid dividends thereon	380,000

Item 6. Exhibits and Reports on Form 6-K

(b)	IONA filed nine (9) Reports on Form 6-K during the quarter ended September 30, 2002. On July 10, 2002, IONA filed a Report on Form 6-K furnishing a press release reporting preliminary financial results for the quarter ended June 30, 2002. On July 19, 2002, IONA filed a Report on Form 6-K furnishing a press release reporting the financial results for the quarter ended June 30, 2002. On August 23, 2002, the Company filed a Report on Form 6-K furnishing financial information in respect of the fiscal quarter ended June 30, 2002. On August 26, 2002, IONA filed three Reports on Form 6-K each furnishing a report required to be filed by the Listing Rules of the Irish Stock Exchange. On August 28, 2002, IONA filed a Report on Form 6-K furnishing certain special resolutions passed at IONA’s 2002 Annual General Meeting. On August 30, 2002, IONA filed a Report on Form 6-K furnishing a report required to be filed by the Listing Rules of the Irish Stock Exchange. On September 5, 2002, IONA filed a Report on Form 6-K furnishing a report required to be filed by the Listing Rules of the Irish Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC

Date: December 16, 2002	By:	/s/ Barry S. Morris

Barry S. Morris
Chief Executive Officer
and Director